UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Pagaya Technologies Ltd.
(Name of Issuer)

Class A Ordinary Shares, no par value
(Title of Class of Securities)

M7S64L115
(CUSIP Number)

Diane Liang and Toh Tze Meng
c/o GIC Private Limited
168, Robinson Road
#37-01, Capital Tower
Singapore 068912
+65 6889 8888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M7S64L115	SCHEDULE 13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS
GIC Private Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
45,870,217 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
45,870,217 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,870,217 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) This number includes an aggregate of approximately 3,002,783 Shares (as defined herein) that the Reporting Person has the right to acquire upon the vesting and exercise of Series D Warrants (as defined herein) and excludes approximately 112,861 Shares underlying Series E Warrants (as defined herein).
(2) Based on the sum of (i) 506,136,743 Shares outstanding as of October 18, 2022, as reported in the Issuer’s Prospectus on Form 424B3 filed with the SEC (as defined herein) on December 6, 2022, plus (ii) an aggregate approximately 3,002,783 Shares the Reporting Person has the right to acquire upon the vesting and exercise of Series D Warrants, which amount has been added to the Shares outstanding in accordance with Rule 13d-3(d)(i)(1) under the Act.

CUSIP No. M7S64L115	SCHEDULE 13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS
GIC Asset Management Pte. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
41,848,865 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
41,848,865 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41,848,865 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) This number includes an aggregate of approximately 2,627,388 Shares that the Reporting Person has the right to acquire upon the vesting and exercise of Series D Warrants and excludes approximately 98,660 Shares underlying Series E Warrants.
(2) Based on the sum of (i) 506,136,743 Shares outstanding as of October 18, 2022, as reported in the Issuer’s Prospectus on Form 424B3 filed with the SEC on December 6, 2022, plus (ii) an aggregate approximately 2,627,388 Shares the Reporting Person has the right to acquire upon the vesting and exercise of Series D Warrants, which amount has been added to the Shares outstanding in accordance with Rule 13d-3(d)(i)(1) under the Act.

CUSIP No. M7S64L115	SCHEDULE 13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS
Radiance Star Pte. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
41,848,865 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
41,848,865 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41,848,865 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) This number includes an aggregate of approximately 2,627,388 Shares that the Reporting Person has the right to acquire upon the vesting and exercise of Series D Warrants and excludes approximately 98,660 Shares underlying Series E Warrants.
(2) Based on the sum of (i) 506,136,743 Shares outstanding as of October 18, 2022, as reported in the Issuer’s Prospectus on Form 424B3 filed with SEC on December 6, 2022, plus (ii) an aggregate approximately 2,627,388 Shares the Reporting Person has the right to acquire upon the vesting and exercise of Series D Warrants, which amount has been added to the Shares outstanding in accordance with Rule 13d-3(d)(i)(1) under the Act.

CUSIP No. M7S64L115	SCHEDULE 13D	Page 5 of 12 Pages

Explanatory Note: The Reporting Persons previously reported their beneficial ownership of the Shares (as defined herein) on a Schedule 13G, filed on February 14, 2023, pursuant to the provisions of Rule 13d-1(d) under the Act. This Statement on Schedule 13D (this “Schedule 13D”) is being filed because, effective March 21, 2023, the Reporting Persons no longer qualify to file on Schedule 13G pursuant to Rule 13d-1(d), as a result of the Reporting Persons’ acquisitions over the preceding twelve month period exceeding 2% of the Shares outstanding. As such, the Reporting Persons are filing this Schedule 13D pursuant to Rule 13d-1(a) under the Act.

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of Class A Ordinary Shares, no par value (the “Shares”), of Pagaya Technologies Ltd., a company organized under the laws of the State of Israel (the “Issuer”). The address of the principal executive offices of the Issuer is Azrieli Sarona Bldg, 54th Floor, 121 Derech Menachem Begin, Tel-Aviv 6701203, Israel.

Item 2.	Identity and Background.

(a-c,f) This Schedule 13D is filed by GIC Private Limited (“GIC”), GIC Asset Management Pte. Ltd. (“GAM”) and Radiance Star Pte. Ltd. (“Radiance Star”, and, together with GIC and GAM, the “Reporting Persons” and each, a “Reporting Person”) to report the Shares directly owned by each of Radiance Star and Coral Blue Investment Pte Ltd. (“Coral Blue”). GIC is a global investment management company established in 1981 under the Singapore Companies Act to manage the Government of Singapore’s foreign reserves. GIC is a private company limited by shares organized under the laws of the Republic of Singapore. GAM is a wholly owned subsidiary of GIC and is the public equity investment arm of GIC. Radiance Star is a company organized under the laws of the Republic of Singapore and shares the power to vote and the power to dispose of Shares held directly by it with GAM. Coral Blue is a company organized under the laws of the Republic of Singapore and shares the power to vote and the power to dispose of Shares held directly by it with GIC Special Investments Pte. Ltd. (“GIC SI”).  GIC SI is a wholly owned subsidiary of GIC and is the private equity investment arm of GIC. GIC SI is a private company limited by shares organized under the laws of the Republic of Singapore.

The principal business address for each Reporting Person is 168, Robinson Road, #37-01 Capital Tower, Singapore 068912.

The following are each of the executive officers and directors of GIC and their respective address, occupation and citizenship:

Name	Address	Principal Occupation	Citizenship
Lee Hsien Loong	Prime Minister’s Office Istana Annexe Singapore 238823	Prime Minister	Singapore Citizen

Tharman Shanmugaratnam	Ministry of Finance 100 High Street #10-01 The Treasury Singapore 179434	Senior Minister & Coordinating Minister for Social Policies	Singapore Citizen

Lawrence Wong	Ministry of Finance 100 High Street #10-01 The Treasury Singapore 179434	Deputy Prime Minister and Minister for Finance	Singapore Citizen

Heng Swee Keat	Ministry of Finance 100 High Street #10-01 The Treasury Singapore 179434	Deputy Prime Minister and Coordinating Minister for Economic Policies	Singapore Citizen

CUSIP No. M7S64L115	SCHEDULE 13D	Page 6 of 12 Pages

Teo Chee Hean	Ministry of Home Affairs New Phoenix Park 28 Irrawaddy Road Singapore 329560	Senior Minister & Coordinating Minister for National Security	Singapore Citizen

Lim Hng Kiang	Ministry of Trade & Industry 100 High Street #09-01 The Treasury Singapore 179434	Special Advisor to Ministry of Trade & Industry	Singapore Citizen

Ang Kong Hua	30 Hill Street #05-04 Singapore 179360	Chairman, Sembcorp Industries Ltd	Singapore Citizen

Peter Seah Lim Huat	12 Marina Boulevard Marina Bay Financial Centre Tower 3, Level 45 Singapore 018982	Chairman, DBS Group Holdings Ltd	Singapore Citizen

Hsieh Fu Hua	National University of Singapore	Co-Founder and Advisor, PrimePartners Group	Singapore Citizen
University Hall Lee Kong Chian Wing, UHL #06-01 21 Lower Kent Ridge Road Singapore 119077

Loh Boon Chye	2 Shenton Way #02-02 SGX Centre 1 Singapore 068804	Chief Executive Officer, Singapore Exchange Ltd	Singapore Citizen

Gautam Banerjee	Marina Bay Financial Centre Tower 2 Suite 13-01/02, Marina Boulevard Singapore 018983	Chairman, Blackstone Singapore	Singapore Citizen

Koh Boon Hwee	c/o 1 Tanglin Road Singapore 147905 03-13 Orchard Rendezvous Hotel	Chairman, Altara Ventures Pte Ltd	Singapore Citizen

Dr Tony Tan Keng Yam	168 Robinson Road #37-01 Capital Tower Singapore 068912	Special Advisor, GIC	Singapore Citizen

Seck Wai Kwong	10 Marina Boulevard, #32-01 Marina Bay Financial Centre Tower 2 Singapore 018983	Chief Executive Officer, Asia Pacific Eastspring Investments (Singapore) Limited	Singapore Citizen

Lim Chow Kiat	168 Robinson Road #37-01 Capital Tower Singapore 068912	Chief Executive Officer, GIC	Singapore Citizen

Dr Jeffrey Jaensubhakij	168 Robinson Road #37-01 Capital Tower Singapore 068912	Group Chief Investment Officer, GIC	Singapore Citizen

CUSIP No. M7S64L115	SCHEDULE 13D	Page 7 of 12 Pages

The following are each of the executive officers and directors of (i) GIC SI; and (ii) GAM, and their respective address, occupation, and citizenship:

Name	Address	Principal Occupation	Citizenship
Deanna Ong	168 Robinson Road #37-01 Capital Tower Singapore 06891	Chief People Officer, GIC	Singapore Citizen

Chan Hoe Yin	168 Robinson Road #37-01 Capital Tower Singapore 06891	Director, Investment Services Private Markets, GIC	Singapore Citizen

Lim Chow Kiat	168 Robinson Road #37-01 Capital Tower Singapore 068912	Director, Chief Executive Officer, GIC	Singapore Citizen

Dr Jeffrey Jaensubhakij	168 Robinson Road #37-01 Capital Tower Singapore 068912	Director, Group Chief Investment Officer, GIC	Singapore Citizen

The following are each of the executive officers and directors of Radiance Star and their respective address, occupation, and citizenship:

Name	Address	Principal Occupation	Citizenship
Liew Tzu Mi	168 Robinson Road #37-01 Capital Tower Singapore 06891	Chief Investment Officer, Fixed Income, GIC	Singapore Citizen

Loo Wee Poon	168 Robinson Road #37-01 Capital Tower Singapore 06891	Head, Portfolio Solutions Group, GIC	Singapore Citizen

The following are each of the executive officers and directors of Coral Blue and their respective address, occupation, and citizenship:

Name	Address	Principal Occupation	Citizenship
Feng Qi	168 Robinson Road #37-01 Capital Tower Singapore 06891	Senior Vice President, Integrated Strategies Group, GIC	United States Citizen

Rahul Bhattacherjee	168 Robinson Road #37-01 Capital Tower Singapore 06891	Managing Director, Integrated Strategies Group, GIC	Canada Citizen

(d) Each Reporting Person and, to the best of its knowledge, each executive officer and director of the Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Each Reporting Person and, to the best of its knowledge, each executive officer and director of the Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 1, 2020, Radiance Star and Coral Blue acquired 117,172 shares and 16,739 shares of Issuer’s Class D Preferred Stock, nominal value NIS 0.01 each (“Series D Preferred Shares”), respectively, from the Issuer, at a purchase price of $149.35 per Series D Preferred Share, and also received warrants to purchase 23,434 and 3,348 Series D Preferred Shares, respectively, at an exercise price of $0.01 (“Series D Warrants”), for an aggregate purchase price of $17,500,000 and $2,500,000, respectively.  The Series D Warrants vest in 20% increments on each of the first five anniversaries of the June 1, 2020 date of the warrant, subject to each of Radiance Star and Coral Blue acquiring a certain amount of securities from the Issuer during each one-year vesting period, as set forth in the terms of the Series D Warrant.  The Series D Warrants may be net exercised.

CUSIP No. M7S64L115	SCHEDULE 13D	Page 8 of 12 Pages

On March 22, 2021, Radiance Star and Coral Blue acquired 7,397 shares and 1,057 shares of Issuer’s Class E Preferred Stock, nominal value NIS 0.01 each (“Series E Preferred Shares” and, together with Series D Preferred Shares, “Preferred Shares”), respectively, from the Issuer, at a purchase price of $838.49 per Series E Preferred Shares, and also received warrants to purchase 3,170 and 453 Series E Preferred Shares, respectively, at an exercise price of $0.001 (“Series E Warrants” and, together with the Series D Warrants, “Warrants”), for an aggregate purchase price of $6,202,202.24 and $886,280.44, respectively.  The Series E Warrants vest in a ratio correlating to the vesting of certain option and restricted share awards granted to the founders of the Issuer. The Series E Warrants may be net exercised.

On August 20, 2021, Radiance Star and Coral Blue exercised 4,686 Series D Warrants and 669 Series D Warrants, respectively.

On June 22, 2022 (the “Closing Date”), the Issuer consummated its initial business combination (the “Merger”) pursuant to the Agreement and Plan of Merger, dated September 15, 2021 (the “Merger Agreement”), by and among the Issuer, EJF Acquisition Corp., a Cayman Islands exempted company (“EJFA”), and Rigel Merger Sub Inc., a Cayman Islands exempted company and wholly-owned subsidiary of the Issuer.  Immediately prior to the effective time of the Merger (the “Effective Time”), each Preferred Share was converted into one Share, and each Warrant to acquire Preferred Shares was converted into a Warrant to acquire Shares.

Also in connection with the Merger, the Issuer effected an approximately 1:186.8564 share split of each Share and each Share underlying any outstanding options, warrants and other rights to acquire Shares, whether vested or unvested, in order to cause the value of the each outstanding Share immediately prior to the Effective Time to equal $10.00 per Share (the “Stock Split”). As a result of the Stock Split, each of the Shares held directly by, and Shares underlying Warrants held directly by, each of Radiance Star and Coral Blue was adjusted by multiplying such number of Shares by approximately 186.8564 (the “Conversion Rate”).

Concurrently with the Merger, the Issuer entered into a Subscription Agreement (the “Subscription Agreement”) with Radiance Star, among certain other investors. Pursuant to the Subscription Agreement, Radiance Star purchased from the Issuer an aggregate of 3,700,000 Shares, at a purchase price of $10.00 per Share, on the terms and subject to the conditions set forth in the Subscription Agreement (the “PIPE”). The PIPE closed immediately prior to the Effective Time.  The Subscription Agreement provided for certain customary registration rights covering the resale of the Shares issued in the PIPE.

On November 8, 2022, Radiance Star exercised 4,687 Series D Warrants and 2,642 Series E Warrants, at the post-Merger Conversion Rate. On February 23, 2023, Coral Blue exercised 670 Series D Warrants and 377 Series E Warrants, at the post-Merger Conversion Rate.  As of the date of this Schedule 13D, Radiance Star continues to hold 14,061 unvested Series D Warrants and 528 unvested Series E Warrants, and Coral Blue continues to hold 2,009 unvested Series D Warrants and 76 unvested Series E Warrants.

On March 21, 2023, Radiance Star purchased 10,000,000 Shares in a block trade in the open market at a price of $1.00 per Share, for an aggregate purchase price of $10,000,000.

The source of funds to acquire the Preferred Shares, Warrants and Shares reported herein was funds from GIC clients.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated herein by reference.

CUSIP No. M7S64L115	SCHEDULE 13D	Page 9 of 12 Pages

The Reporting Persons invested in the Shares for investment purposes, subject to the following:

The Reporting Persons intend to review on a continuing basis their investments in the Issuer. The Reporting Persons may communicate with the board of directors of the Issuer (the “Board”), members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. Such discussions and actions may be preliminary and exploratory in nature, and may not rise to the level of a plan or proposal. The Reporting Persons may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise, including in connection with extraordinary corporate transactions, such as a tender offer, merger or consolidation that would result in the de-listing of the Shares, and/or may seek to sell or otherwise dispose of some or all of the Issuer’s securities from time to time. The Reporting Persons expect to continue to actively evaluate such transactions, and to take other actions intended to position the Reporting Persons to opportunistically engage in one or more of such transactions in the future. Subject to the agreements described herein, any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons.

Mircea Ungureanu, a portfolio manager for GIC, has served as a director of the Issuer since 2020. In such capacity, Mr. Ungureanu and the Reporting Persons may have influence over the corporate activities of the Issuer, including activities which may relate to items described in Item 4 of this Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in Item 4 of this Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.

(a) - (b) Calculations of the percentage of Shares beneficially owned are calculated in accordance with Rule 13d-3 and are based on a total of 506,136,743 Shares outstanding as of October 18, 2022, as reported in the Issuer’s Prospectus on Form 424B3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 6, 2022, plus, for the purpose of calculating the beneficial ownership percentage of each of GAM and Radiance Star, an aggregate 2,627,388 Shares that each of GAM and Radiance Star has the right to acquire upon the vesting and exercise of Series D Warrants held directly by Radiance Star, and, for the purpose of calculating GIC’s beneficial ownership, an aggregate 3,002,783 Shares that GIC has the right to acquire upon the vesting and exercise of Series D Warrants held directly by Coral Blue or Radiance Star.

The aggregate number and percentage of Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Radiance Star holds directly 39,221,477 Shares and 14,061 unvested Series D Warrants, which represent the right to purchase approximately 2,627,388 Shares, subject to the vesting terms described in Item 3 herein.  Radiance Star also holds directly 528 unvested Series E Warrants, which represent the right to purchase approximately 98,660 Shares, subject to the vesting terms described in Item 3 herein which are outside of the Reporting Persons’ control; such Shares are excluded from the amount of Shares reported as beneficially owned directly by Radiance Star and indirectly by GAM and GIC.

CUSIP No. M7S64L115	SCHEDULE 13D	Page 10 of 12 Pages

Coral Blue holds directly 3,645,957 Shares and 2,009 unvested Series D Warrants, which represent the right to purchase approximately 375,395 Shares, subject to the vesting terms described in Item 3 herein. Coral Blue also holds directly 76 unvested Series E Warrants, which represent the right to purchase approximately 14,201 Shares, subject to the vesting terms described in Item 3 herein which are outside of the Reporting Persons’ control; such Shares are excluded from the amount of Shares reported as beneficially owned indirectly by GIC.

GIC is a fund manager and only has two clients – the Government of Singapore (“GoS”) and Monetary Authority of Singapore. Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. GIC is wholly owned by the GoS and was set up with the sole purpose of managing Singapore’s foreign reserves.

GAM is a wholly owned subsidiary of GIC and is the public equity investment arm of GIC. Radiance Star shares the power to vote and the power to dispose of Shares held directly by it with GAM.

GIC SI is wholly owned by GIC and is the private equity investment arm of GIC.  Coral Blue shares the power to vote and the power to dispose of securities held directly by it with GIC SI and GIC.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is a member of a “group”, and each Reporting Person expressly disclaims any assertion or presumption that it and the other persons disclosed in this Schedule 13D constitute a “group.”

(c) The response to Item 3 is incorporated by reference herein. Except as described in this Schedule 13D, none of the Reporting Persons and, to the best of their knowledge, none of the executive officers or directors of the Reporting Persons, has effected any transactions in the Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of such persons (including GIC SI and Coral Blue), has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein as beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

On June 22, 2022, the Issuer, Wilson Boulevard LLC (the “Sponsor”), EJFA, and certain of the Issuer’s shareholders as of immediately prior to the Merger, including Radiance Star and Coral Blue, entered into the Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to file a registration statement, by no later than 30 days following June 22, 2022, to register the resale of the Registrable Securities (as defined in the Registration Rights Agreement). The Registration Rights Agreement also provides the Issuer shareholder parties thereto with a demand right for the Issuer to conduct an underwritten offering of the Registrable Securities, provided that the total offering price of all securities proposed to be sold in such offering exceeds $75 million in the aggregate and subject to certain limitations. The Registration Rights Agreement further provides customary registration rights to the Issuer shareholder parties thereto (including demand rights and piggy-back rights, subject to cooperation and cut-back provisions) with respect to Shares and any Shares issuable upon the exercise of warrants and any other equity security of the Issuer issued or issuable with respect to any such Shares. The Registration Rights Agreement will terminate on the earliest of (a) the tenth anniversary of the date of the Registration Rights Agreement, (b) any acquisition of the Issuer after the Merger, as a result of which the Registrable Securities are converted into the right to receive consideration consisting solely of cash or other property other than securities listed on a national securities exchange registered under Section 6 of the Exchange Act or (c) with respect to any Issuer shareholder party to the Registration Rights Agreement, on the date that such Issuer shareholder no longer holds any Registrable Securities.

CUSIP No. M7S64L115	SCHEDULE 13D	Page 11 of 12 Pages

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the form of the Registration Rights Agreement, which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between any of the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be filed as Exhibits.

Exhibit Number	Description
1.	Joint Filing Agreement
2.	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 4.9 of the Issuer’s registration statement on Form F-4 filed with the SEC on May 18, 2022)

CUSIP No. M7S64L115	SCHEDULE 13D	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

GIC PRIVATE LIMITED

By: /s/ Diane Liang
Name: Diane Liang
Title: Senior Vice President
Date: March 31, 2023

By: /s/ Toh Tze Meng
Name: Toh Tze Meng
Title: Senior Vice President
Date: March 31, 2023

GIC ASSET MANAGEMENT PTE. LTD.

By: /s/ Chan Hoe Yin
Name: Chan Hoe Yin
Title: Director
Date: March 31, 2023

RADIANCE STAR PTE. LTD.

By: /s/ Daniel Loo
Name: Daniel Loo
Title: Director
Date: March 31, 2023

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).